UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
___________________________________________
Coupa Software Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title and Class of Securities)

22266L106
(CUSIP Number)

Laura Baxter-Simons
Meritage Group LP
One Ferry Building, Suite 375
San Francisco, CA 94111
(415) 399-5330

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2022
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: MWG GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,381,483
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,381,483
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,381,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 5.8%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: Meritage Group LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,381,483
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,381,483
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,381,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 5.8%
(14)	Type of Reporting Person (See Instructions): IA, PN

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: Meritage Fund LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,012,190
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,012,190
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,012,190
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 5.3%
(14)	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock”) of Coupa Software Incorporated (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1855 S. Grant Street, San Mateo, CA 94402.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
The Reporting Persons (as defined below) previously reported their beneficial ownership of the Issuer’s Common Stock on Schedule 13G pursuant to the provisions of Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
1.	MWG GP LLC (“MWG GP”)
2.	Meritage Group LP (“Meritage Group”)
3.	Meritage Fund LLC (“Meritage Fund”)
MWG GP is controlled by its Managers, who are Nathaniel Simons, Laura Baxter-Simons, Alexander Magaro and Arif Mawji.  Nathaniel Simons serves as Chairman and Senior Managing Director of MWG GP.  Laura-Baxter-Simons serves as Chief Compliance Officer, General Counsel and Senior Managing Director of MWG GP.  Alexander Magaro serves as Co-President and Senior Managing Director of MWG GP.  Arif Mawji serves as Co-President and Senior Managing Director of MGW GP.  Mark Mindich serves as Chief Operating Officer of MWG GP. Nathaniel Simons, Laura Baxter-Simons, Alexander Magaro, Arif Mawji and Mark Mindich are all U.S. citizens.  None of Nathaniel Simons, Laura Baxter-Simons, Alexander Magaro, Arif Mawji or Mark Mindich individually holds any shares of Common Stock. The 1998 Simons Family Revocable Trust (the “Simons Trust”) is the principal owner of Meritage Group and MWG GP and Nathaniel Simons and Laura Baxter-Simons are the trustees of the Simons Trust.
(b) The business address or address of its principal office, as applicable, of the Reporting Persons and the other persons named in Item 2(a) above other than Mark Mindich and Arif Mawji is:

One Ferry Building, Suite 375
San Francisco, CA 94111

The business address or address of its principal office, as applicable, of Mark Mindich and Arif Mawji is:

66 Field Point Road
4th Floor
Greenwich, CT 06830

(c) Meritage Group’s principal business is serving as investment manager to Meritage Fund and certain other investment funds (collectively, “Meritage Clients”). MWG GP’s principal business is serving as the general partner of Meritage Group. Meritage Fund is primarily in the business of investing.  The shares of Common Stock reported herein are held directly by Meritage Fund and another Meritage Client. Meritage Group may be deemed to beneficially own the shares of Common Stock held directly by Meritage Fund and the other Meritage Client as the investment manager of Meritage Fund and the other Meritage Client, and MWG GP may be deemed to beneficially own such shares of Common Stock as the general partner of Meritage Group.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) MWG GP is a Delaware limited liability company. Meritage Group is a Delaware limited partnership. Meritage Fund is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons used the working capital of Meritage Fund and the other Meritage Client to purchase the shares of Common Stock reported herein. The total purchase price for the shares of Common Stock held directly by Meritage Fund reported herein was approximately $289,874,819 and the total purchase price for the shares of Common Stock held directly by the other Meritage Client reported herein was approximately $25,612,746.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock reported as beneficially owned herein were purchased by Meritage Group on behalf of Meritage Fund and the other Meritage Client for investment purposes in the ordinary course of business.
The Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission (“SEC”) on July 15, 2022, reporting beneficial ownership of Common Stock.  The Common Stock was not acquired and was not held for the purpose of or with the effect of changing or influencing the control of the Issuer.  However, following the publication of media reports in November 2022 indicating that private equity firm Vista Equity Partners was exploring an acquisition of the Issuer and had held discussions related thereto with the Issuer, the Reporting Persons sent the Issuer their unsolicited views regarding a potential transaction and the price per share that they believe would be in the best interests of all stockholders if such a transaction were to take place. As of the date of this filing, the Reporting Persons have received no information from the Issuer or any other person regarding whether or not public media reports of a potential transaction are accurate.

The Reporting Persons may have discussions with management of the Issuer and/or discussions with members of the Issuer’s Board of Directors (the “Board”) relating to any possible acquisition of the Issuer by a third party and/or may have discussions related to the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Persons also may have discussions with other stockholders or third parties regarding any possible acquisition of the Issuer by a third party or the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s actions discussed above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subsections (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 75,930,267 shares of Common Stock of the Issuer outstanding as of September 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on September 7, 2022.
(c) There have been no transactions in shares of Common Stock by or on behalf of the Reporting Persons during the previous 60 days.
(d) The disclosure regarding the relationships among the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by Meritage Clients, each of which is an investment management client of Meritage Group. No Meritage Client other than Meritage Fund individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Meritage Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Meritage Clients in accordance with their respective limited partnership interests (or investment percentages) in their respective Meritage Clients.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of December 1, 2022

MWG GP LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE GROUP LP By: MWG GP LLC, its general partner

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE FUND LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of Coupa Software Incorporated. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 1st day of December, 2022.

MWG GP LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE GROUP LP By: MWG GP LLC, its general partner

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE FUND LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer